Photographs - top two-thirds of page - on left half, a picture of a farmstead and fields and on the right half a picture of the skyline of downtown
Des Moines, Iowa.

Text - centered in bottom two-thirds of the page:

              BRENTON
            Iowa's Bank

Centered at the bottom of the page is:

     Brenton Banks, Inc. 1998 Summary Annual Report

Text on the left hand column of the page:

Table of Contents:

1998 Financial Highlights     2
Iowa's Family Bank            3
Iowa's Community Bank         5
Iowa's Business Bank          7
Iowa's Ag Enterprise Bank     9
Letter to Shareholders       11
Financial Summary            15

For more information
about Brenton Bank's
products and services,
visit our Internet web site
at www.brentonbank.com.
Or call 1-800-627-3686.

Text from two-thirds of page to right hand edge of the page:

In Iowa, there are more than 400 banks of every size and description. Small community banks. Huge interstate banks. A fledgling Internet bank. And more. But there is only one bank that can truly call itself "Iowa's Bank." That's us. That's Brenton. For 117 years and counting, we've served the growing needs of families, communities, businesses and ag-enterprises across our state. We share Iowa values. We dream Iowa dreams. We build strong Iowa partnerships. Our fortunes - business and personal - are tied to those of our Iowa neighbors. And together, our fortunes are definitely on the rise.

Founded in 1881, Brenton Banks, Inc. is the largest, Iowa-based bank holding company, with 47 service locations in metropolitan markets and regional economic centers across the state. The Company offers a complete range of financial products and services - including personal, agricultural, commercial and business banking; trust and investment management services; investment, insurance and real estate brokerage; mortgage banking; cash management and international banking services; as well as proprietary mutual funds. To help make banking more convenient for our clients, we deliver products and services through Brenton Photo SmartCheck transaction cards, ATMs, direct deposit and automatic payment programs and via telephone through Brenton Direct and our computerized Anytime Line. The Company's stock trades on the NASDAQ national market under the symbol BRBK.

1  Brenton Banks, Inc. 1998 Summary Annual Report

Financial Highlights

Brenton Banks, Inc. and Subsidiaries

                                    1998           1997           1996
Operating Results
Net interest income       $   61,387,326     60,133,764     56,052,142
Provision for loan losses      4,200,000      3,900,000      2,900,000
Total noninterest income      33,357,827     27,505,789     23,327,441
Total noninterest expense     61,391,528     57,698,564     56,090,571
Income before income
  taxes and minority
  interest                    29,153,625     26,040,989     20,389,012
Net income                    20,350,921     18,010,107     14,015,430

Per Common Share*
Net income-basic          $         1.07            .94            .70
Net income-diluted                  1.05            .91            .69
Cash dividends                      .349           .248           .188
Book value, including
   unrealized gains
  (losses)**                        7.21           6.79           6.23
Book value, excluding
   unrealized gains
  (losses)***                       7.03           6.62           6.18
Closing price                      16.75          18.18          11.42

At December 31
Assets                    $1,939,556,765  1,718,483,797  1,632,095,082
Loans                      1,033,554,556    993,189,110    941,943,513
Nonperforming loans           11,289,000      6,712,000      6,167,000
Deposits                   1,496,675,131  1,364,270,491  1,353,057,111
Common stockholders'
  equity**                   135,210,319    129,379,299    121,954,229
Market capitalization of
  Common stock               314,102,382    346,646,292    223,367,021

Ratios
Return on average common
  stockholders' equity
  (ROE)**                          15.37%         14.47          11.76
Return on average assets
  (including minority
   interest) (ROA)                  1.18           1.14            .92
Net interest margin                 3.97           4.16           4.03
Net noninterest margin             (1.61)         (1.86)         (2.09)
Efficiency ratio                   62.71          63.66          68.27
Loan to deposit ratio              69.06          72.80          69.62
Allowance for loan losses
  to total loans                    1.37           1.28           1.20
Primary capital to
  assets***                         7.74           8.32           8.33
Equity to assets***                 6.81           7.36           7.41
Tier 1 leverage capital
  ratio***                          7.17           7.63           7.62
Nonperforming loans as a
  percent of loans                  1.09            .68            .65
Net charge-offs as a
  percent of average loans           .28            .26            .29
Allowance for loan losses
  as a percent of
  nonperforming loans             125.54         189.69         183.69

*     Restated for the 2-for-1 stock split effective
      February 1998 and the 10 percent common stock dividends effective in 1998 and 1997.
** Including unrealized gains (losses) on securities available for sale.
*** Excluding unrealized gains (losses) on securities available for sale.


Three bar graphs on the right hand side of the page:

Graph showing Net Income (in thousands) (1994-1998):

                  94        95        96        97        98
              10,107    10,407    14,015    18,010    20,351

Dual Graph showing Diluted Net Income per Common Share and Dividends per Common Share (Restated for stock splits/dividends) (1994-1998):

                94        95        96        97        98
Net Income    0.47      0.50      0.69      0.91      1.05
Dividends     0.165     0.169     0.188     0.248     0.349

Graph showing Return on Average Equity (1994-1998):

                94        95         96        97        98
              9.03      9.04      11.76     14.47     15.37

Picture of three bank employees in front of a bank vault on left hand side of page - reads as follows:

The power of partnership

It's no accident that Kelly McCumber (c), one of Brenton's leading mortgage originators, and Dameon Larson (r), who produced over $5 million in consumer loans in 1998, work in the same place - our Knoxville bank. Working together as partners with Steve Agan (l), Market Manager, makes them winners. Whenever Kelly takes a mortgage application, she partners with Dameon to uncover ways to help the clients save money and time. By using the power of partnership to achieve success, they exemplify what is happening throughout our organization, as the seeds of partnership take root. And grow.

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Iowa's Family Bank

For More Than 117 Years, Brenton
Of Iowa Families - Professionally,

Through the years, generations of Iowa families have turned to Brenton for help in buying homes and cars, putting the kids through school, saving for retirement, and so much more. Perhaps that's why more and more Iowa families are turning to Brenton every day. No other financial services organization is so perfectly positioned to serve their needs.
     In addition to providing families with a complete range of banking, investment and insurance products and services, we bring to the table a strong, proactive interest in improving their financial well-being. That's why we take time to ask questions and develop client profiles. That's why we work to see each client's total financial picture. So we can develop a total financial solution that meets the client's needs. They clearly appreciate our approach.
     Through internal partnerships, we match each individual client's needs with experienced, dedicated specialists - mortgage bankers, personal bankers, trust officers, licensed insurance agents and investment advisors, and more. In so doing, we can present the strengths of our entire bank to every client.
     Brenton personal banking operations posted strong gains during 1998. Core deposits advanced. Consumer lending grew significantly for the third year in a row. We produced dramatically higher earnings from our trust and investment brokerage operations. Brenton mortgage bankers served the homebuying needs of thousands of Iowa families. And by servicing the mortgage loans we originate, we strenghten client relationships.
     Particularly on the mortgage side, Iowans appreciate the fact that we're a local bank. They like being able to talk to a mortgage banker on the phone or in person. For our part, we're not interested in simply making a loan and walking away. We believe in relationships. That's why all of our mortgage loans come with a special package of available options, including home equity lines of credit, checking accounts and insurance check-ups. All at competitive rates.
     We also believe in our own family of Brenton associates. Our history of family ownership has always had a significant influence on our organization. We are committed to treating our associates fairly. To educating and motivating them. To supporting their efforts and rewarding their successes. The quality of our commitment is reflected in the quality of our people. Our culture is strong. And our clients are winning.

3  Brenton Banks, Inc. 1998 Summary Annual Report

Bankers Have Served The Financial Needs
Conveniently And Affordably.

Text from left hand edge of the page to two-thirds of page with a picture faded in the background of an outdoor scene of a husband, wife and daughter on a walk:

Iowa families enjoy the convenience of being able to access their Brenton accounts via telephone through Brenton Direct and our computerized Anytime Line. We're always there when they need us!

Picture of three bank employees in a bank office on right hand side of page - reads as follows:

Partnership works for everyone

As Market Manager, Doug Benjamin (c) works daily to enhance the partnership efforts of all Brenton employees working in our Urbandale bank. Jay Fifield
(r), Investment Specialist, and personal banker Cathy Moellenbeck (l), share a strong partnership that serves their clients well. Cathy delivered a $95,000 line of credit and a vacation home mortgage for two of Jay's clients. Jay invested $80,000 for one of Cathy's clients and helped another invest in the Iowa Equity Growth Trust.

Text on the left hand side of the page:

Learning to serve a school district well

When Market Manager Denis Frischmeyer began working to win business from the Indianola Community School District in June 1998, true Brenton partnership enabled everyone to win. The school district needed a highly specialized refinancing package. Denis partnered with the Brenton Commercial Banking Division, whose expertise in municipal finance enabled us to quickly structure a loan that met the district's requirements. Shortly thereafter, partnering with Brenton Diversified Commercial Services, we were able to provide customized cash management and deposit services, thereby securing the district's entire banking relationship. Brenton partnerships bring a wealth of financial experience to every client we serve.
Denis Frischmeyer, Brenton Market Manager, Indianola with Tom Narak, Superintendent and Darcy Moeller, Business Manager, Indianola Community School District.

Text from two-thirds of page to right hand edge of the page with a faded picture in the background of Denis Frischmeyer, Brenton Market Manager, Indianola with Tom Norak, Superintendent and Darcy Moeller, Business Manager, Indianola Community School District standing in front of the Indianola Middle
School:

Iowa's Community Bank


Growth And Prosperity In The
We Live And Work There, Too.

We believe in Iowa communities. We provide loans to strengthen local businesses and create jobs. Our people work with numerous charitable and civic organizations. We are active in local chambers of commerce and other community development groups. We not only know, we work side-by-side with the neighbors, clients, businesses and farmers we serve. As a result, we personally understand how to help communities and local businesses grow and prosper.
     On any given day, you may find Brenton associates participating in local economic development activities, hosting a school event, organizing a neighborhood clean-up campaign, or sponsoring an annual celebration of their community's heritage.
     Each of our local bank presidents (or "market managers") is responsible for knowing more about his or her community than most of the neighbors do. We have presidents who've lived in their communities for 20 years or more, yet they're still exploring and discovering. Visiting new developments. Welcoming new businesses. Expanding banking relationships with existing clients. Identifying new business opportunities, then developing strategies to seize them.

5  Brenton Banks, Inc. 1998 Summary Annual Report

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Communities We Serve Are Important To Us.

     To promote home ownership and strong, vital neighborhoods, Brenton has always been active in serving the mortgage needs of low- to moderate-income buyers. We work closely with community groups, including Citizens for Community Improvement and the Neighborhood Finance Corporation. We are committed to offering all of Fannie Mae's first-time homebuyers' programs and are participating with the agency in a special rural lending pilot program.
     Local school boards, hospital foundations, unions and associations rely on Brenton's proven asset management expertise, underscoring one of the important advantages we bring to every market we serve. Size. While we're every bit as local as any community bank, we're also big enough to provide more products and services than most community banks can. Our clients benefit from both our local leadership and financial strength. And so do the communities we serve.
     Our successful experience in creating and managing our own proprietary mutual funds led to the 1998 concept for the Iowa Equity Growth Trust. It's an innovative unit investment trust, developed and distributed in partnership with Nike Securities L.P., that enables Iowa clients to invest in Iowa companies through an Iowa bank. As of the writing of this report, more than 1,000 clients had invested over $6.4 million in the Trust through their Brenton Investment Executives.

We are determined to be the best bank in each and every community we serve. The bank that knows its clients and provides the highest level of quality products, services and financial expertise.

Text on the right hand side of the page with a picture of a logo for the 1998 Cedar Rapids, Iowa Freedom Festival:

Celebration of Freedom

In 1998, nearly 300,000 people attended Cedar Rapids' Freedom Festival, an annual 11-day event that concludes with the community's Fourth of July fireworks display. Brenton's Cedar Rapids bank is the major sponsor. There are literally dozens of family-oriented Festival events, including the kick-off Heroes Luncheon, sponsored by Brenton, which honors locally nominated and selected "everyday" heroes.
6

Picture of a computer and business publications on left hand side of page - reads as follows:

Year 2000 Update

At Brenton, we are taking the "Millennium Bug" or Y2K issue very seriously; many different groups within the company have been addressing various components since 1997. Most of the software changes have already been implemented and we will conclude our testing and continue development of our backup plans during 1999.Bank regulators are closely monitoring our progress, as well as other banks' progress, and are providing recommendations to improve our plans. All reasonable measures are being taken to provide the continued support of products and services we offer our clients into and beyond the Year 2000. To receive a copy of our "Year 2000 Readiness Disclosure", please call us at 1-800-627-3686 or email us at www.brentonbank.com.

Iowa's Business Bank

Brenton Delivers A Complete
Tailored To The Needs Of Iowa

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Brenton business clients appreciate that decisions are made locally. Not hundreds or thousands of miles away. They can work directly with a team of Brenton experts dedicated to helping them succeed.

As important as it is, we know there's much more to a commercial or business banking relationship than lending alone. That's why we provide such a broad range of financial products, services and expertise for our business clients.
     We help them fund their growth and manage their assets. We enable them to provide outstanding employee benefit programs and build international business opportunities. We help them collect and disburse funds more accurately and efficiently, so they can better manage their cash positions. In short, we help them succeed.
     Brenton commercial and business bankers specifically serve the needs of large and small businesses, professionals and farm operators. Rather than provide a "one-size-fits-all" business solution, our seasoned, small business and large business experts bring a tremendous depth of knowledge and experience to each client.
     Brenton Treasury Management Services has expanded its core cash management products to include advanced automation and reporting services. Our International group helps business clients benefit from our foreign currency accounts and relationship agreements with

7  Brenton Banks, Inc. 1998 Summary Annual Report

Array Of Lending-Edge Financial Services, Businesses.

Text from left hand edge of the page to two-thirds of page with picture faded in the background of employee insurance agent, client and commercial banker at customers electrical materials company.

banks from London to Peking. Our Merchant Credit Card operation now serves clients in 36 states.
     During 1998, we developed exciting new growth initiatives designed to help us focus and build strong niche markets in areas where we have traditionally enjoyed success. We have significant expertise in serving the unique needs of counties, municipalities, school districts and other public entities with special investment and cash management requirements. Through our new Alliance Banking initiative, we are developing correspondent relationships with Iowa banks and credit unions - serving their needs for investment management, coin and currency, and more. We are partnering to strengthen each others' independence.
     We have also brought the convenience of telephone banking to our business clients, so they can take control of how and when they interact with us - for everything from loan requests to funds transfers. By staffing our phone center with talented business bankers, we enable our clients to save time and money.

Text on the right hand side of the page:

Winning over Keystone's key man

Commercial banker John Ambroson (r) pulled together a specially tailored financing package that enabled Fred Buie (c) to pursue a leveraged buyout of Keystone Electrical Materials Co. Since the agreement required key-man life insurance, John partnered with Julie Cosgrove (l) of Brenton Insurance Direct to secure a key-man life insurance policy for Fred. He was so impressed by their service, he bought another personal life insurance policy.

Text on the left hand side of the page:

Forming innovative alliances

During 1998, we sold our farm management division to Farmers National Company, a subsidiary of MetLife. As part of the transaction, we formed a synergistic alliance to expand our product offerings. For example, Farmers National now provides additional services for our clients, such as farm appraisals and marketing seminars. We have also developed a contractual loan participation arrangement with Metropolitan Ag Investments, another MetLife subsidiary. Under the arrangement, we can provide our clients with much larger, long-term, fixed-rate real estate and facility loans, which is something most other banks can't do. We originate the loans and retain the loan servicing, thereby maintaining strong client relationships.

Text from two-thirds of page to right hand edge of the page with a picture faded into the background of tractor and wagon in a field.

Iowa's Ag Enterprise Bank

Brenton Is Committed To Serving Agri-Businesses And Farm Producers Well. Our Roots In Agriculture Run Strong And Deep.

From the day Brenton was founded, back in 1881, we have continuously served the financial needs of the individuals, families and businesses whose work feeds our world. Agriculture is the dominant industry in Iowa. Ag-related businesses support many of our local economies. And agricultural lending represents a high percentage of the loans made in our community banks.

     During 1998, we produced solid growth in ag banking despite a soft farm economy. As a group, our agricultural clients are financially sound and experienced. And the fact that we're currently at the low end of several commodity price cycles has not dampened our enthusiasm. Agriculture is a cyclical business. And cycles turn. We will continue to selectively grow the ag line of business and build new long-term partnerships with clients across Iowa. By strategically focusing our growth efforts on serving the right clients and alliances, we are better positioned to reduce the impact of market ups and downs.
     We will also continue to expand the products, services, expertise and commitment of Brenton Agri-Access TM, the specialized division we created to serve the needs of larger, more complex farm operations and agribusinesses. Our relationship managers work closely with these entities, just as we do with our large commercial clients. We build partnerships designed to help them grow, mitigate risk and generate new efficiencies.

9  Brenton Banks, Inc. 1998 Summary Annual Report

Text from the left hand edge of the page to two-thirds of page with a pictured faded into the background of a farmer in a field standing in front of a tractor in a field.

Brenton Agri-AccessTM represents the natural evolution of our ag expertise. As agriculture has changed, so have we. No other company is better positioned to meet the unique financial needs of farm producers and agri-businesses.

     Our strengths in serving the total ag market have enabled us to build mutually productive relationships with agricultural trade groups and associations. Through the Brenton Ag Machinery Dealer network, we support the sales efforts of more than 270 dealers in Iowa, Nebraska and Illinois. In 1998, we began working to develop a network of farm supply dealers who will partner with Brenton to provide ag producers with point-of-sale financing for crop inputs. In December, through our close working relationship with National Pork Producers, we developed a four-part risk management seminar for hog farmers and have been widely quoted in the industry press.

"My goal is to keep growing. That's why I look to Brenton Agri-AccessTM for advice."
Don Dunlop, Jefferson, Iowa

Text on the right hand side of the page:

Strengthening dealer networks

Through our relationship with the Iowa-Nebraska Equipment Dealers
Association, which was formalized in 1998, we provide indirect lending and leasing programs and merchant credit card services that help support the efforts of our dealer clients. During 1999, we will be expanding our dealer network in Illinois.

Picture on bottom of right hand side of the page:

Picture of a combine and tractor with wagon in a corn field.

Two bar graphs on the left hand side of the page:

Graph showing Net Noninterest Margin (the lower the better) (1994-1998):

                94        95         96        97        98
              -2.61     -2.38     -2.09     -1.86     -1.61

Graph showing Total Assets (in millions) (1994-1998):

                94        95         96        97        98
              0.70      0.71      0.92      1.14      1.18

Text from two-thirds of page to right hand edge of the page with a photo in the left hand two-thirds of the page of Robert L. DeMeulenaere, President and CEO.

To Our Shareholders


It was another year of record-breaking earnings, as Brenton served the growing financial needs of clients across Iowa.

Thanks to the outstanding efforts of our people - who spent the last year learning, partnering and delivering more financial products and services to more clients across Iowa - Brenton Banks, Inc. produced record-breaking 1998 earnings of $20.351 million, a 13.0 percent increase over 1997 net income of $18.010 million. Diluted earnings per common share advanced 15.4 percent to $1.05. Total assets grew 12.9 percent to $1.940 billion. Return on average assets was 1.18 percent in 1998, compared to 1.14 percent in 1997. Return on average equity rose to the highest level in the history of the Company at
15.37 percent, compared to 14.47 percent for the previous year.
     Just four years ago, we articulated four strategic philosophies that would guide our Company going forward. We said that we needed to create a common strategic focus and become, first and foremost, a proactive sales organization. We dedicated ourselves to building partnerships, both inside and outside the organization, and significantly increasing revenues.
     The results for 1998 and the two preceding years confirm that our strategic direction is not only sound, it is succeeding beyond our expectations. In the past three years, earnings have increased 96 percent. Fee income has grown by 75 percent and

11  Brenton Banks, Inc. 1998 Summary Annual Report

Text from left hand edge of the page to two-thirds of page with a picture faded into the background of Robert L. DeMeulenaere seated at a conference table with three other officers of the Company.

now contributes 35 percent to our total operating income, up from 25 percent just three years ago. And our entire Brenton culture has been transformed into a vital, dynamic organization positioned to serve the financial needs of our clients.
     In 1998, noninterest income (excluding securities gains and losses) grew
21.0 percent to $32.692 million. We produced strong gains in investment brokerage commissions and trust fees, as well as advances in our more traditional sources of fee income. Mortgage banking income jumped 138.2 percent due to higher mortgage loan origination volume produced by a growing team of mortgage originators. Residential real estate loan closings were $513.4 million, compared to $179.1 million during 1997. Refinancings represented 58.7 percent of the closings, compared to 41.6 percent in 1997.
     The year's dramatic revenue increases were somewhat offset by higher noninterest expenses, primarily due to increases in variable compensation and benefits expenses tied to higher sales of fee-related products and services, particularly mortgage banking and investment brokerage.

Our partnership culture continued to evolve. Our focus on the client became clearer. We learned the value of working with and for each other. What an exciting time for all our Brenton associates!

Two bar graphs on the right hand side of the page:

Graph showing Noninterest Income as a Percent of Total Operating Income (1994-1998):

                94        95         96        97        98
              23.61     25.08     29.10     31.00     34.75


Graph showing Return on Average Assets (1994-1998):

                94        95         96        97        98
              1,581     1,583     1,632     1,718     1,940

Text on the left hand side of the page:

Brenton's Growth Opportunity

Brenton's objective is to grow profitable clients at a rate significantly above Iowa's population and economic growth rates. A new initiative designed to create this growth in targeted markets and client segments was initiated in late 1998. This initiative, called "Defining Our Destiny", is an investment in our future - a Quantum Leap. Defining Our Destiny centers on 1) a substantial increase in our sales force over the next three years, 2) creating the opportunity for additional sales from our current sales staff and 3) partnering with our sales support staff. Defining Our Destiny relies on the partnership between Brenton associates to deliver our entire company to meet our clients' financial needs. Our substantial investment and commitment to this initiative demonstrates our resolve to remain Iowa's Bank.

Text from two-thirds of page to right hand edge of the page:

Strong Brenton family and employee ownership enables us to take the long view. As a result, we can make significant investments in our future - and still provide attractive shareholder returns.

     Net interest income advanced 2.1 percent to $61.387 million, compared to $60.134 million in 1997, as favorable volume variances exceeded unfavorable rate variances. The yield on average interest-earning assets declined 17 basis points due to declining interest rates, while the rate paid on interest-bearing liabilities increased three basis points due to aggressive efforts to gain new client relationships. The decline in net interest margin is an industry trend, which will likely continue into the foreseeable future. This is why we place so much emphasis on the growth of our financial services division and our traditional fee income sources.
     Total loans grew 4.1 percent to $1.034 billion, compared to $993.2 million in 1997. This growth was led by a $40.7 million (11.5 percent) increase in average consumer loans and a $21.6 million (5.4 percent) increase in average commercial/business/ag loans. Average residential real estate mortgage loans declined $40.6 million, due to increased refinancings as borrowers took advantage of lower interest rates. Refinanced loans are generally sold in the secondary market to reduce the risk of holding long-term, fixed-rate loans in the portfolio. Excluding the decline in average residential real

13  Brenton Banks, Inc. 1998 Summary Annual Report

Text from left hand edge of the page to two-thirds of page:

estate mortgage loans, average total loans grew 8.9 percent during 1998. The provision for loan losses increased $300,000 to $4.2 million, due to the growth in total loans. Loan quality remained good, although delinquent loans grew to 1.09 percent of total loans. Because of this increase, we are devoting more resources to control the level of nonperforming loans. At year-end, reserves stood at 125.54 percent of nonperforming loans and 1.37 percent of total loans. Net charge-offs increased slightly to 0.28 percent of average loans, compared to 0.26 percent in 1997.
     Shareholders' equity rose 4.5 percent in 1998 to $135.2 million. Cash dividends were $.349 per share, up 40.7 percent over 1997. Under its capital management plan, the Company repurchased 512,650 shares of common stock (adjusted for the 2-for-1 stock split and 10 percent stock dividend) in 1998 at a cost of $10.0 million.
     The full financial statements and management's discussion and analysis are included in the Appendix to the Proxy Statement filed with the Securities and Exchange Commission, which has been provided to all shareholders.
     We are positioning ourselves to continue growing and building on our current success. In every office and in every department, Brenton associates are becoming experts at profiling clients to identify their financial needs - then delivering the right products and services to meet those needs.
     Just as promised, we now share a common strategic focus. We have truly become a proactive sales organization. Each day, we create and benefit from partnerships, both inside and outside the organization. And we are significantly increasing the bottom line. What's good for Iowa is good for everyone associated with Brenton Bank.


/s/                               /s/
C. Robert Brenton                 Robert L. DeMeulenaere
Chairman of the Board             President and Chief Executive Officer


Text on the right hand side of the page:

What do we mean by "partnership?"

As you can tell from the highlighted stories in this report, partnership has become an integral part of our Brenton culture. It is our primary strategic focus. It's the way we relate to clients and the way they relate to us. Partnership means that every Brenton associate is part of a sales, service and sales support team - a team that has developed a consensus strategy for serving each client's needs. Our partners work together to put the full force and power of our organization to work on behalf of our clients. Because what's good for our clients is good for our Company. Only by serving clients well can we serve each other well - and ensure every partner's success.

Financial Summary


Independent Auditors' Report  15
Selected Financial Data  16
Consolidated Statements of Condition  17
Consolidated Statements of Operations  18
Consolidated Average Balances and Rates  19
Stock Information  20
Corporate Structure  21
Brenton Service Locations  22


Independent Auditors' Report


The Board of Directors of Brenton Banks, Inc.:
We have audited, in accordance with generally accepted auditing standards, the consolidated statements of condition of Brenton Banks, Inc. and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998 (not presented herein); and in our report dated January 29, 1999, we expressed an unqualified opinion on those consolidated financial statements.
     In our opinion, the information set forth in the condensed consolidated financial information appearing on pages 17 and 18 is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.


/s/
KPMG Peat Marwick LLP

Des Moines, Iowa
January 29, 1999

Financials 15  Brenton Banks, Inc. 1998 Summary Annual Report

Selected Financial Data

Brenton Banks, Inc. and Subsidiaries
Year-end Balances
  (in thousands)                    1998      1997      1996      1995      1994      1993      1992      1991      1990    1989
Total assets                  $1,939,557 1,718,484 1,632,095 1,582,779 1,581,327 1,480,596 1,431,140 1,360,942 1,274,301 961,370
Interest-earning assets        1,788,081 1,578,923 1,497,600 1,461,218 1,475,473 1,400,709 1,323,252 1,267,402 1,181,172 883,721
Interest-bearing liabilities   1,590,493 1,406,258 1,335,609 1,300,508 1,315,378 1,224,951 1,181,013 1,141,008 1,052,597 769,717
Noninterest-bearing
  deposits                       190,625   161,007   153,284   143,220   136,548   127,132   137,212   115,479   125,626 113,349
Long-term borrowings              41,546    36,662    34,860    38,178    28,939    20,055    13,284    13,634    12,675  14,701
Common stockholders'
  equity**                       135,210   129,379   121,954   119,534   110,430   112,418    97,430    86,712    77,258  63,522

Results of Operations
(in thousands)
Interest income               $  124,026   118,239   111,383   111,040   101,223    98,656   106,560   115,561   106,826  85,722
Interest expense                  62,639    58,105    55,331    57,708    45,772    44,427    54,773    68,687    64,431  49,102
Net interest income               61,387    60,134    56,052    53,332    55,451    54,229    51,787    46,874    42,395  36,620
Provision for loan losses          4,200     3,900     2,900     1,865     1,988     1,252     1,411       799       869     760
Net interest income after
  provision for loan losses       57,187    56,234    53,152    51,467   53,463     52,977    50,376    46,075    41,526  35,860
Noninterest income                33,358    27,506    23,327    17,847   16,593     17,863    14,684    12,715    11,554  10,113
Noninterest expense               61,392    57,699    56,090    55,051   56,657     50,415    46,591    42,284    37,820  32,781
Income before income
  taxes and minority
  interest                        29,153    26,041    20,389    14,263   13,399     20,425    18,469    16,506    15,260  13,192
Income taxes                       8,082     7,288     5,771     3,205    2,701      5,508     4,884     4,308     4,388   4,016
Minority interest                    720       743       603       651      591        667       632       539       533     472
Net income                        20,351    18,010    14,015    10,407   10,107     14,250    12,953    11,659    10,339   8,704

Average common shares
  outstanding
  (in thousands)*                 18,957    19,255    19,901    20,426   21,004     20,893    20,711    20,650    20,615  19,156
Per Common Share*
Net income-basic              $     1.07       .94       .70       .51      .48        .68       .63       .56       .50     .45
Net income-diluted                  1.05       .91       .69       .50      .47        .67       .62       .56       .50     .45
Cash dividends                      .349      .248      .188      .169     .165       .150      .131      .121      .103    .083
Common stockholders'
  equity***                         7.03      6.62      6.18      5.80     5.52       5.21      4.69      4.19      3.74    3.32
Closing price                      16.75     18.18     11.42      7.98     6.86       6.57      6.51      5.20      3.38    3.82

Selected Operating Ratios
Return on average assets
  (including minority
   interest)                        1.18%     1.14       .92       .71      .70       1.04       .98       .93       .95    1.00
Return on average common
  stockholders' equity**           15.37     14.47     11.76      9.04     9.03      13.82     14.13     14.27     14.39   14.50
Equity to assets***                 6.81      7.36      7.41      7.47     7.28       7.40      6.81      6.37      6.06    6.61
Common dividend payout             33.24     27.25     27.25     33.80    35.11      22.39     21.13     21.61     20.60   18.44
Allowance for loan losses
  as a percent of loans             1.37      1.28      1.20      1.22     1.12       1.12      1.20      1.14      1.25    1.55
Net charge-offs as a
  percent of average
  loans                              .28       .26       .29       .18      .10        .05       .13       .15       .12     .08

*     Restated for 2-for-1 stock split effective February 1998, 10 percent common stock dividends effective in 1998, 1997 and 1996,
      3-for-2 stock split effective in 1994 and 2-for-1 stock split effective in 1990.
**    Including unrealized gains (losses) on securities available for sale.
***   Excluding unrealized gains (losses) on securities available for sale.

16

Consolidated Statements of Condition

Brenton Banks, Inc. and Subsidiaries
December 31                                                 1998                  1997
Assets:
Cash and due from banks                          $    76,460,049            77,468,210
Interest-bearing deposits with banks                   2,167,288             1,319,700
Federal funds sold and securities purchased
  under agreements to resell                           6,000,000             9,300,000
Trading account securities                                   ---                77,220

Investment securities:
  Available for sale                                 605,183,788           486,653,872
  Held to maturity (market value of
    $44,011,000 and $69,852,000
    at December 31, 1998, and 1997,
    respectively)                                     43,027,501            69,079,622

Investment securities                                648,211,289           555,733,494
Loans held for sale                                   98,147,391            19,303,411
Loans                                              1,033,554,556           993,189,110
  Allowance for loan losses                          (14,172,264)          (12,732,131)
Loans, net                                         1,019,382,292           980,456,979
Premises and equipment                                32,523,113            28,898,589
Accrued interest receivable                           16,458,066            15,233,682
Other assets                                          40,207,277            30,692,512
                                                 $ 1,939,556,765         1,718,483,797

Liabilities and Stockholders' Equity:
Deposits:
  Noninterest-bearing                            $   190,625,140           161,007,156
  Interest-bearing:
    Demand                                           131,602,358           117,664,352

    Savings                                          603,367,340           527,364,856
    Time                                             571,080,293           558,234,127
Total deposits                                     1,496,675,131         1,364,270,491
Federal funds purchased and securities sold
  under agreements to repurchase                     155,847,300            92,632,576
Other short-term borrowings                           87,050,000            73,700,000
Accrued expenses and other liabilities                18,315,348            16,980,763
Long-term borrowings                                  41,546,000            36,662,000
Total liabilities                                  1,799,433,779         1,584,245,830
Minority interest in consolidated subsidiaries         4,912,667             4,858,668
Redeemable preferred stock, $1 par; 500,000
  shares authorized; issuable in series, none
  issued                                                     ---                   ---
Common stockholders' equity:
  Common stock, $2.50 par; 50,000,000 shares
    authorized; 18,752,381 and 17,334,048 shares
    issued and outstanding at December 31, 1998,
    and 1997, respectively*                           46,880,953            43,335,120
  Capital surplus                                            ---                   ---
  Retained earnings                                   85,010,569            82,824,333
  Accumulated other comprehensive income --
  Unrealized gains on securities available for
    sale, net                                          3,318,797             3,219,846
Total common stockholders' equity                    135,210,319           129,379,299
                                                 $ 1,939,556,765         1,718,483,797

*  Restated for the 2-for-1 stock split effective February 1998.

Financials  17  Brenton Banks, Inc. 1998 Summary Annual Report

Consolidated Statements of Operations

Brenton Banks, Inc. and Subsidiaries
Years Ended December 31                            1998           1997            1996
Interest Income:
Interest and fees on loans                 $ 89,739,711     86,020,464      80,301,707
Interest and dividends on investments:
  Available for sale--taxable                23,770,870     21,969,148      20,063,114
  Available for sale--tax-exempt              5,866,972      4,929,898       4,250,463
  Held to maturity--taxable                     277,075        811,729       2,878,982
  Held to maturity--tax-exempt                2,536,082      2,647,149       2,404,155
Interest on federal funds sold and
  securities purchased under agreements
  to resell                                   1,659,405      1,742,284       1,416,539
Other interest income                           175,678        118,695          68,157
                                            ___________    ___________     ___________
Total interest income                       124,025,793    118,239,367     111,383,117

Interest Expense:
Interest on deposits                         50,772,501     49,310,346      49,507,425
Interest on federal funds purchased and
  securities sold under agreements to
  repurchase                                  5,092,162      3,413,432       2,469,939
Interest on other short-term borrowings       3,756,817      3,183,053       1,015,110
Interest on long-term borrowings              3,016,987      2,198,772       2,338,501
                                            ___________    ___________     ___________
Total interest expense                       62,638,467     58,105,603      55,330,975
Net interest income                          61,387,326     60,133,764      56,052,142
Provision for loan losses                     4,200,000      3,900,000       2,900,000
                                            ___________    ___________     ___________
Net interest income after provision for
  loan losses                                57,187,326     56,233,764      53,152,142

Noninterest Income:
Service charges on deposit accounts           7,885,513      7,290,765       6,712,874
Mortgage banking income                       7,797,577      3,274,215       2,168,593
Investment brokerage commissions              5,334,309      4,808,048       3,766,436
Fiduciary income                              3,497,030      3,136,078       2,744,530
Insurance commissions and fees                1,382,917      2,803,983       2,915,666
Other service charges, collection and
  exchange charges, commissions and fees      4,208,330      3,441,454       2,779,502
Net realized gains from
  securities available for sale                 665,450        493,822         321,256
Other operating income                        2,586,701      2,257,424       1,918,584
                                            ___________    ___________     ___________
Total noninterest income                     33,357,827     27,505,789      23,327,441

Noninterest Expense:
Compensation                                 29,141,441     26,824,307      25,460,464
Employee benefits                             4,873,271      4,303,104       4,245,682
Occupancy expense of premises, net            5,807,559      5,609,600       5,502,904
Furniture and equipment expense               4,163,137      3,634,336       3,725,150
Data processing expense                       2,623,727      2,850,395       2,591,485
Marketing                                     1,472,632      1,361,963       1,756,473
Supplies                                      1,226,212      1,195,762       1,409,690
FDIC deposit insurance assessment               272,814        281,416       1,801,646
Other operating expense                      11,810,735     11,637,681       9,597,077
                                            ___________    ___________     ___________
Total noninterest expense                    61,391,528     57,698,564      56,090,571

Income before income taxes and
  minority interest                          29,153,625     26,040,989      20,389,012
Income taxes                                  8,082,355      7,287,628       5,770,600
                                            ___________    ___________     ___________
Income before minority interest              21,071,270     18,753,361      14,618,412
Minority interest                               720,349        743,254         602,982
                                            ___________    ___________     ___________
Net income                                 $ 20,350,921     18,010,107      14,015,430
Per common share:*
Net income-basic                           $       1.07            .94             .70
Net income-diluted                                 1.05            .91             .69
Cash dividends                                     .349           .248            .188

* Restated for the 2-for-1 stock split effective February 1998 and the 10 percent common stock dividends effective in 1998 and 1997.

18

Consolidated Average Balances and Rates

Brenton Banks, Inc. and Subsidiaries
Average Balances (in thousands)         1998       1997       1996       1995        1994
Assets:
Cash and due from banks          $    65,874     58,681     65,439     57,138      46,301
Interest-bearing deposits
  with banks                           3,706      2,460      1,393      1,076         124
Federal funds sold and
  securities purchased under
  agreements to resell                31,048     31,472     26,188     39,763      37,666
Trading account securities               ---         12        ---        ---         116
Investment securities:
  Available for sale--taxable        390,591    348,232    330,002    244,786     245,913
  Available for sale--tax-exempt     125,237     99,868     85,471    100,859     132,040
  Held to maturity--taxable            3,998     12,700     46,271     65,959      35,794
  Held to maturity--tax-exempt        53,130     56,204     51,639     50,235      44,584
Loans held for sale                   37,841     10,284      7,983      5,908       2,575
Loans                                999,232    970,115    919,578    945,724     936,370
Allowance for loan losses            (13,738)   (12,171)   (11,440)   (11,166)    (10,502)
Premises and equipment                31,883     29,841     31,728     31,436      24,545
Other assets                          51,318     41,771     28,642     29,508      25,663
                                  __________  _________  _________  _________   _________
                                 $ 1,780,120  1,649,469  1,582,894  1,561,226   1,521,189

Liabilities and Stockholders'
  Equity:
Deposits:
  Noninterest-bearing            $   164,403    139,480    131,051    128,770     127,464
  Interest-bearing:
    Demand                            90,589     81,430    376,259    355,819     250,520
    Savings                          585,598    551,509    241,250    231,633     294,715
    Time                             556,056    567,258    583,508    626,497     625,981
                                  __________   ________  _________  _________   _________
Total deposits                     1,396,646  1,339,677  1,332,068  1,342,719   1,298,680
Federal funds purchased and
  securities sold under agreements
  to repurchase                      116,388     78,234     59,276     40,237      61,656
Other short-term borrowings           65,205     53,223     17,295      6,536       4,860
Accrued expenses and other
  liabilities                         17,020     17,097     17,520     14,896      13,254
Long-term borrowings                  47,605     32,056     33,094     37,264      26,500
                                  __________  _________  _________  _________   _________
Total liabilities                  1,642,864  1,520,287  1,459,253  1,441,652   1,404,950
Minority interest in consolidated
  subsidiaries                         4,834      4,691      4,471      4,391       4,290
Common stockholders' equity          132,422    124,491    119,170    115,183     111,949
                                  __________  _________  _________  _________  __________
                                 $ 1,780,120  1,649,469  1,582,894  1,561,226   1,521,189

Summary of Average Interest Rates:
Average yields earned:
Interest-bearing deposits with
  banks                                 4.74%      4.80       4.87       6.20        6.65
Trading account securities               ---       4.26        ---        ---        6.36
Federal funds sold and securities
  purchased under agreements to
  resell                                5.35       5.54       5.41       5.69        4.53
Investment securities:
  Available for sale--taxable           6.09       6.31       6.08       5.96        5.30
  Available for sale--tax exempt
    (tax equivalent basis)              6.69       7.04       7.13       6.71        6.37
  Held to maturity--taxable             6.93       6.39       6.22       6.17        5.20
  Held to maturity--tax-exempt
    (tax equivalent basis)              6.82       6.72       6.68       8.05        7.70
Loans held for sale                     7.11       7.89       8.47       6.71        7.50
Loans                                   8.74       8.82       8.69       8.69        8.14

Average rates paid:
Deposits                                4.12%      4.11       4.12       4.37        3.55
Federal funds purchased and
  securities sold under agreements
  to repurchase                         4.38       4.36       4.17       4.08        3.38
Other short-term borrowings             5.76       5.98       5.87       5.67        5.42
Long-term borrowings                    6.34       6.86       7.07       7.03        6.86
Average yield on interest-earning
  assets                                7.78%      7.95       7.80       7.86        7.31
Average rate paid on interest-
  bearing liabilities                   4.29       4.26       4.22       4.45        3.62
Net interest spread                     3.49       3.69       3.58       3.41        3.69
Net interest margin                     3.97       4.16       4.03       3.89        4.12

Financials  19  Brenton Banks, Inc. 1998 Summary Annual Report

Stock Information

Brenton Banks, Inc. common stock is traded on the Nasdaq National Market and quotations are furnished by the Nasdaq System. There were 1,704 common stockholders of record on December 31, 1998.

Market and Dividend Information

      1998                High           Low             Dividends
      1st quarter         $  20.00       16.36                .077
      2nd quarter            21.00       18.41                .087
      3rd quarter            24.25       18.25                .090
      4th quarter            19.13       15.75                .095

      1997                High           Low             Dividends
      1st quarter         $  11.78       11.26                .054
      2nd quarter            12.50       11.42                .058
      3rd quarter            15.00       12.33                .063
      4th quarter            18.53       13.69                .073

The above table sets forth the high and low sales prices and cash dividends per share for the Company's common stock, after the effect of the February 1998 2-for-1 stock split and June 1998 and May 1997 10 percent common stock dividends. The market quotations, reported by Nasdaq, represent prices between dealers and do not include retail markup, markdown or commissions.

Nasdaq Symbol: BRBK
Wall Street Journal and
Other Newspapers: BrentB

Market Makers
ABN AMRO Incorporated
Herzog, Heine, Geduld, Inc.
Howe, Barnes Investments, Inc.
Keefe, Bruyette & Woods, Inc.
Sandler O'Neill & Partners, L.P.
Stifel, Nicolaus & Co., Inc.

Form 10-K
Copies of Brenton Banks, Inc. Annual Report to the Securities and Exchange Commission Form 10-K will be mailed when available without charge to shareholders upon written request to Steven T. Schuler, Chief Financial Officer/Treasurer/Secretary, at the corporate headquarters. It is also available on the Securities and Exchange Commission's Internet web site at http://www.sec.gov/cgi-bin/srch-edgar.

Stockholder Information
Corporate Headquarters
Suite 200, Capital Square
400 Locust Street
Des Moines, Iowa 50309
Telephone 800/627-3686

Annual Shareholders' Meeting
Wednesday, May 19, 1999, 5:00 p.m.
West Des Moines Marriott Hotel
1250 74th Street
West Des Moines, Iowa 50266

Transfer Agent/Registrar/
Dividend Disbursing Agent
Harris Trust and Savings Bank
311 West Monroe Street
Chicago, Illinois 60606

Legal Counsel
Brown, Winick, Graves, Gross,
  Baskerville and Schoenebaum, P.L.C.
Suite 1100, Two Ruan Center
601 Locust Street
Des Moines, Iowa 50309

Independent Auditors
KPMG Peat Marwick LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, Iowa 50309

Corporate Structure


BRENTON BANKS, INC.
BOARD OF DIRECTORS
C. Robert Brenton
Chairman of the Board
Brenton Banks, Inc.

William H. Brenton
Past Chairman and President
Brenton Banks, Inc.

J.C. Brenton
Past President
Brenton Banks, Inc.

Robert C. Carr
Vice President
Amoco Corporation

Gary M. Christensen
President and CEO
Pella Corporation

Robert J. Currey
President
21st Century Telecom Group, Inc.

Robert L. DeMeulenaere
President and Chief Executive Officer
Brenton Banks, Inc.

BRENTON BANKS, INC.
Executive Officers

C. Robert Brenton
Chairman of the Board

Robert L. DeMeulenaere
President and Chief Executive Officer

Steven T. Schuler
Chief Financial Officer/Treasurer/Secretary

BRENTON BANK
SENIOR MANAGEMENT TEAM

Robert L. DeMeulenaere
Chairman and Chief Executive Officer

Larry A. Mindrup
President

Phillip L. Risley
Executive Vice President and
Operations and Technology Center President

Steven T. Schuler
Chief Financial Officer/Treasurer/Secretary

Perry C. Atwood
Chief Sales Officer

Elizabeth M. Piper/Bach
Chief Financial Services Officer
Sales Support Managers

Judy S. Bohrofen
Human Resources Director

Gregory M. Cole
Loan Development Center Director

W. Bradley Cunningham
Investment/ALCO Director

Marsha A. Findlay
Retail Manager

Douglas R. Gulling
Corporate Controller/Cashier

Monica L. Haun
Operations and Technology Manager

Catherine I. Reed
Marketing Director

Norman D. Schuneman
Chief Credit Officer

Line Of Business Managers
and Regional Bank Presidents

Woodward G. Brenton
Commercial Banking
Chief Commercial Banking Officer

Mark J. Hoffschneider
Mortgage Banking
Division President

Douglas F. Lenehan
Diversified Commercial Services
Division President

David W. Mackaman
Commercial Banking
Division Manager

Larry A. Mindrup
Retail Banking
President

Elizabeth M. Piper/Bach
Financial Services
Chief Financial Services Officer

Allen W. Shafer
Business Banking
Division President

Thomas J. Vincent
Agricultural Banking
Division President

Charles N. Funk
Central Region President

Dennis H. Hanson
East Central Region President

Ronald D. Larson
East Region President

Marc J. Meyer
West Region President

21  Brenton Banks, Inc. 1998 Summary Annual Report

Brenton Service Locations - Iowa


Adel

Ames, 424 Main Street

Ames, North Grand Mall

Ames, South Duff Avenue

Ankeny

Ayrshire

Cedar Rapids, 150 First Avenue, NE

Cedar Rapids, 3010 Williams Blvd., SW

Cedar Rapids, 1800 51st Street, NE

Cedar Rapids, 2300 Edgewood Road, SW

Clarion

Clive, 10101 University

Clive, 13631 University

Dallas Center

Davenport, 1618 N. Main Street

Davenport, Village Shopping Center

Davenport, West Third and Division

Davenport, 53rd and Utica Ridge

Des Moines, 400 Locust Street

Des Moines, 29th & Ingersoll

Des Moines, 2805 Beaver

Des Moines, S.W. 9th and McKinley

Dexter

Dubuque*

Eagle Grove

Emmetsburg

Granger

Grinnell

Indianola

Iowa City

Jefferson

Johnston

Knoxville

Mallard

Marion

Marshalltown, 102 South Center

Marshalltown, 1724 South Center

Newton*

Pella*

Perry

Redfield

Story City

Urbandale

Van Meter

Waukee

West Des Moines**

Woodward


    * Loan and investment office
  **  Telebanking Center

On the bottom half of the page is a map of Iowa with dots showing the location of the above banks.

Design: Designgroup, Inc.
Photography: Various

Brenton Bank

Corporate Vision

Brenton will be the most respected financial services provider by the client segments we serve and will be regarded as the bank of choice by these client groups. We will gain this respect through our commitment to clients.

Brenton Banks, Inc.
Suite 200, Capital Square
400 Locust Street
Des Moines, Iowa 50309
Telephone 800/627-3686
www.brentonbank.com.

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Appendix to Annual Report
Referencing Graphic and Image Material

All graphic and image material has been described in text of the annual report. Set forth below is a list of such material.

1. Cover - first unnumbered page of the Annual Report - photograph on top two-thirds of page on the left half is a photograph faded into the background of a farmstead and fields and on the right half is a photograph faded into the background of the skyline of downtown Des Moines, Iowa.

2. Text on cover sheet - first unnumbered page of the Annual Report (centered at the bottom of the page) -

    Brenton
    Iowa's Bank

    Brenton Banks, Inc. 1998 Summary Annual Report

3.  Text (left hand side) - Table of Contents, on page 1 of the Annual
Report.

4. Bar graphs (right hand side), on page 2 of the Annual Report, showing Net Income from 1994-1998; Diluted Net Income per Common Share and Dividends per Common Share (Restated for stock splits/dividends) from 1994-1998; and Return on Average Equity from 1994-1998.

5. One photograph and text (left hand side), on page 3 of the Annual Report, of three bank employees in front of a bank vault followed by The power of partnership.

6.  Across the top of pages 3 and 4 of the Annual Report is the following:
For More Than 117 Years, Brenton Bankers Have Served The Financial Needs Of Iowa Familities - Professionally, Conveniently and Affordably.

7. One photograph faded into the background that spreads across pages 3 and 4 of the Annual Report, showing an outdoor scene of a husband, wife and daughter on a walk.

8. One photograph and text (right hand side), on page 4 of the Annual Report, of three bank employees in a bank office followed by Partnership works for everyone.

9. Text (left hand side) - Learning to serve a school district well, on page 5 of the Annual Report.

10.  Across the top of pages 5 and 6 of the Annual Report is the following:
Growth And Prosperity In The Communities We Serve Are Important To Us. We Live And Work There, Too.

11. One photograph faded into the background that spreads across pages 5 and 6 of the Annual Report, of Denis Frischmeyer, Brenton Market Manager, Indianola with Tom Norak, Superintendent and Darcy Moeller, Business Manager, Indianola Community School District standing in front of the Indianola Middle School.

12. Logo from the 1998 Cedar Rapids, Iowa Freedom Festival and text - Celebration of Freedom (right hand side), on page 6 of the Annual Report.

13. One photograph and text (left hand side), on page 7 of the Annual Report, of a computer and business publications, followed by Year 2000 Update.

14.  Across the top of pages 7 and 8 of the Annual Report is the following:
Brenton Delivers A Complete Array Of Leading-Edge Financial Services, Tailored To The Needs Of Iowa Businesses.

15. One photograph faded into the background that spreads across pages 7 and 8 of the Annual Report, of an employee insurance agent, client and commercial banker at customers electrical materials company.

16. Text (right hand side) - Winning over Keystone's key man, on page 8 of the Annual Report.

17. Text (left hand side) - Forming innovative alliances, on page 9 of the Annual Report.

18. One photograph faded into the background that spreads across pages 9 and 10 of the Annual Report, of a farmer in a field standing in front of a tractor and wagon in a field.

19. Text (right hand side) - Strengthening dealer networks, with a photograph below of a combine and tractor with wagon in a corn field, on page 10 of the Annual Report.

20. Bar graphs (left hand side), on page 11 of the Annual Report, showing the Net Noninterest Margin from 1994-1998 and Total Assets from 1994-1998.

21. Photograph inserted into text in lower left hand corner of page 11 of the Annual Report of Robert L. DeMeulenaere, President and CEO.

22. One photograph faded into the background that spreads across pages 11 and 12 of the Annual Report, of Robert L. DeMeulenaere seated at a conference table with three other officers of the Company.

23. Bar graphs (right hand side), on page 12 of the Annual Report, showing Noninterest Income as a Percent of Total Operating Income from 1994-1998 and Return on Average Assets from 1994-1998.

24. Text (left hand side) - Brenton's Growth Opportunity, on page 13 of the Annual Report.

25. Text (right hand side) - What do we mean by "partnership?", on page 14 of the Annual Report.

26. Map of Iowa, on page 22 of the Annual Report, showing service locations of the Company.